Declaration of Interim Dividend

Rotterdam/Luxembourg, February 2, 2007 - The Board of Directors of Arcelor Mittal (Mittal Steel Company N.V.) has declared an interim dividend of US$ 0.325 per share. The cash dividend will be payable on 15 March 2007 to Euronext Amsterdam, Euronext Brussels, Euronext Paris, Luxembourg Stock Exchange and Spanish Exchanges shareholders (“European Shareholders”) of record on 27 February 2007, and to NYSE shareholders of record on 2 March 2007. The share will be traded ex-dividend starting 28 February 2007.

European Shareholders will receive US$ 0.325 per share in Euros, based on the ECB exchange rate of 26 February 2007, NYSE shareholders will receive US$ 0.325 per share, both payable from 15 March 2007 onwards. On payment of the cash dividend 15% dividend tax will be withheld.

The interim dividend will be payable from 15 March 2007 onwards by the paying Agents listed below:

Euronext Amsterdam stockholders: ABN AMRO BANK N.V. Gustav Mahlerlaan 10 Amsterdam The Netherlands	Euronext Brussels stockholders: Bank Degroof S.A. Nijverheidsstraat 44 BE – 1040 Brussels Belgium
Euronext Paris stockholders: Societé Générale SGSS/GIS 32 rue du Champ de Tir BP 81236 44312 Nantes France	Luxembourg Stock Exchange stockholders: Fortis Banque Luxembourg SA 50, avenue J.F. Kennedy L-2951 Luxembourg Luxembourg
Spanish Exchanges stockholders: Directly by the participating entities through IBERCLEAR, without passing through a paying agent.	NYSE stockholders: Bank of New York 101 Barclay Street 22nd Floor West New York New York 10286 U.S.A.

About Arcelor Mittal

Arcelor Mittal is the world's number one steel company, with 330,000 employees in more than 60 countries. The company brings together the world's number one and number two steel companies, Arcelor and Mittal Steel.

Arcelor Mittal is the leader in all major global markets, including automotive, construction, household appliances and packaging, with leading R&D and technology, as well as sizeable captive supplies of raw materials and outstanding distribution networks. An industrial presence in 27 European, Asian, African and American countries exposes the company to all the key steel markets, from emerging to mature, positions it will be looking to develop in the high-growth Chinese and Indian markets.

Arcelor Mittal key pro forma financials for the first nine months of 2006 show combined revenues of USD 65.4 billions, with approximate production capacity of 130 million tonnes a year, representing around 10 per cent of world steel output.

Arcelor Mittal is currently listed under the legal entity Mittal Steel NV on the stock exchanges of New York (MT), Amsterdam (MT), Paris (MTP), Brussels (MTBL), Luxembourg (MT) and on the Spanish stock exchanges of Barcelona, Bilbao, Madrid (MTS) and Valencia.

For more information, please contact Julien Onillon, Director, Investor Relations Tel: +44 20 7543 1136 Do-Hyun An, Manager, Investor Relations Tel: +44 20 7543 1150

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